UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

Towers Watson & Company

2.	Name of Person Relying on Exemption:

Driehaus Capital Management LLC

3.	Address of Person Relying on Exemption:

25 East Erie Street

Chicago, IL 60611

4.	Written Materials:

The attached written materials are submitted pursuant to Rule 14a-6(g)(1)

FOR IMMEDIATE RELEASE	25 East Erie Street Chicago, IL 60611-2703 www.driehaus.com News Release

Media Contact:

Bradley Dawson

Vice President, Marketing and Product Development

312.587.3844

bdawson@driehaus.com

Driehaus Capital Management Issues Open Letter to Towers Watson Shareholders Addressing Four Questions About the Proposed Transaction with Willis Holdings

CHICAGO, Ill., October 8, 2015 – Driehaus Capital Management, a Chicago-based investment adviser of funds that own 1,000,113 shares of Towers Watson & Company (NASDAQ: TW), released an open letter to its fellow TW shareholders addressing four questions regarding TW’s proposed transaction with Willis Holdings Group plc (NYSE: WSH). The full letter is available on its website.

The four investor questions and concerns regarding the value destructive deal are:

Question #1:	Was this really the best deal out there for TW shareholders? Was 9% less than market value really the best possible offer?

Question #2:	Does TW management have ‘skin in the game?’ Are incentives aligned?

Question #3:	Can TW shareholders get more equity in the deal without jeopardizing the tax benefits of the deal? Namely, the deal is currently structured so that TW shareholders will own 49.9% of the pro forma company—if that crosses the 50% threshold, do the benefits disappear?

Question #4:	Is there room on the balance sheet for an increase to the special dividend for Towers Watson shareholders? If the special dividend was increased, how would the combined company’s leverage profile compare to Willis Group’s current leverage profile?

Driehaus Capital Management believes the transaction proposed by Willis Group Holdings will destroy value for Towers Watson & Company’s shareholders. For a comprehensive review of the transaction, we urge shareholders to read our September 14, 2015 letter to shareholders and the analysis provided in our white paper.

Once again, we urge fellow shareholders to vote against this proposal.

Sincerely,

K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Alternative Strategies	Assistant Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

About Driehaus Capital Management

Driehaus Capital Management LLC is a privately-held, independent investment adviser with $9.7 billion in assets under management as of September 30, 2015. The firm manages global, emerging markets, and US growth equity, hedged equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit www.driehaus.com.

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of October 7, 2015 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for funds that own 1,000,113 shares of Towers Watson & Co. (TW) and have sold short shares of Willis Group Holdings plc (WSH) as of October 7, 2015. Holdings are subject to change, and Driehaus may buy shares of TW or WSH or sell, including sell short, shares of TW or WSH at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

Driehaus is not soliciting proxies relating to the TW shareholder meeting and does not have the authority to vote your proxy. Driehaus urges TW shareholders to vote against the proposed transaction.